UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-42181

DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Appointment of Independent Director

The board (“Board”) of directors of DirectBooking Technology Co., Ltd. (the “Company”) announces that Mr. Zhu Xincheng (“Mr. Zhu”) will be appointed as an independent director, with effect from November 21, 2025.

Mr. Zhu Xincheng, aged 48, is a Chinese national who holds a Master of Business Administration degree from Hong Kong Asia Business School. He has served as Chief Advisor for Capital China since 2022, where he is responsible for, amongst others, assisting mainland SMEs in resolving capital path planning issues and facilitating their entry into international capital markets. In 2021, he was appointed Executive Dean of the Institute of Financial Capital, Jiangsu Joint-Stock Enterprise Association, during which he participated in the Yangtze River Delta Economic Development Special Committee and spearheaded promotional campaigns for the listing and popularization of top 100 county-level enterprises in various cities.

The Board believes Mr. Zhu will bring abroad rich management experience to the Company and would like to take this opportunity to welcome Mr. Zhu on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DirectBooking Technology Co., Ltd.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Director and Chief Executive Officer

Date: November 21, 2025